

June 26, 2012

Via E-mail
Sherilyn S. McCoy
Chief Executive Officer
Avon Products, Inc.
1345 Avenue of the Americas
New York, N.Y. 10105-0196

> RE: **Avon Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-04881**

Dear Ms. McCoy:

We have reviewed your response letter dated June 15, 2012, and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 1 – Description of the Business and Summary of Significant Accounting Policies, page F-9

1. We have read your response to prior comment 10 from our letter dated April 13, 2012. We note your position that the fees paid for the brochures and website support you provide to the Representatives do not meet the definition of revenues per ASC 605-10-S99-1, as the brochures and website support do not represent your ongoing major or central operations. While we understand that the brochures and website support are not your primary products sold, it is unclear how you determined that the brochures and website support are not part of your ongoing major or central operations. These two items would appear to be a critical tool your Representatives use to sell your products to the end customer. On page F-12, you state that you reclassified $30.7 million of order processing fees from selling, general and administrative expenses to other revenue on the Income Statement for the year ended December 31, 2009. Please tell us the contributing factors that you considered in concluding that order processing meet the definition of

revenues but the fees received from the brochures and website support do not meet the definition of revenues. Please also tell us and quantify the components of other revenue and how you determined each component meets the definition of revenues. If you determine that brochure fees and website support fees should be presented as other revenue, please tell us your consideration of ASC 225-10-S99-2(b)(2)(e) in presenting brochure expenses and your website support costs as a components of cost of sales.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Tracey Smith at (202) 551-3736 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief